# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESSA PHARMA, INC., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia Canada (A1), V5Z 1K5
Date of event which requires filing of this statement: 04/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001812275
Persons authorized to receive notices and communications: Soleus Capital Master Fund L.P, 104 Field Point Road, 2nd Floor, Attn: Steven J. Musumeci, Greenwich, Connecticut (CT), 06830, (475) 208-3178

## Reporting persons
- SOLEUS CAPITAL MASTER FUND, L.P. (CIK 0001812275): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL GROUP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS CAPITAL MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- SOLEUS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
- GUY LEVY: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ESSA PHARMA, INC.
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia Canada (A1), V5Z 1K5
Comment:
EXPLANATORY NOTE

This Schedule 13D supersedes the Schedule 13G as originally filed on August 28, 2019 and as last amended by Amendment No. 7 filed on February 11, 2025, filed by Soleus Capital Special Opportunities Fund, L.P., Soleus Capital Master Fund, L.P., Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, L.P., Soleus GP, LLC and Mr. Guy Levy, relating to the shares of the common stock, no par value per share ("Common Stock"), of Essa Pharma, Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer"). This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G.

## Item 2. Identity and Background
Name of person filing: This statement is a joint filing by Soleus Capital Master Fund, L.P. ("Master Fund"), Soleus Capital, LLC ("Soleus Capital"), Soleus Capital Group, LLC ("SCG"), Soleus Capital Management, L.P. ("SCM"), Soleus GP, LLC ("Soleus GP"), and Mr. Guy Levy (each of the foregoing, individually, a "Reporting Person", and collectively, the "Reporting Persons"). The securities reported in this Schedule 13D are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these securities held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
Residence or business address: The principal office and business address of each of the Reporting Persons is 104 Field Point Road, 2nd Floor, Greenwich, CT 06830.
Present principal occupation or employment: The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature, and to make decisions regarding such securities. Mr. Guy Levy is the sole managing member of SCG, Soleus GP and other affiliated investment entities, as well the founder, Chief Executive Officer and Chief Investment Officer of SCM, the investment manager of Master Fund.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Soleus Capital, SCG and Soleus GP is a Delaware limited liability company. SCM is a Delaware limited partnership. Master Fund is a Cayman Islands limited partnership. Mr. Guy Levy is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On or about August 27, 2019, in connection with an offering by the Issuer of an aggregate of 6,080,596 shares of Common Stock and 11,919,404 pre-funded warrants at a price of $2.00 per security for aggregate gross proceeds of $36.0 million, Master Fund and Soleus Capital Special Opportunities Fund, L.P. ("Soleus Special Fund") purchased an aggregate of 1,250,000 shares of Common Stock and 5,000,000 pre-funded warrants for an aggregate purchase price of $12.5 million.

In addition to the foregoing purchases of the securities of the Issuer in connection with the August 2019 financing transaction, Master Fund and Soleus Special Fund have from time to time purchased and sold shares of Common Stock in open market transactions. As of the date of the filing of this Schedule 13D, Soleus Special Fund no longer holds any shares of Common Stock, and the warrants issued in connection with the August 2019 financing are no longer outstanding.

The sources of funds used for the above described purchases was the working capital of the Reporting Persons or their affiliates. None of the funds used in connection with such purchases were borrowed by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock beneficially owned by them (the "Shares") for general investment purposes based on their belief that the Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer.

The Reporting Persons originally acquired and held the Shares without the purpose of changing or influencing the control of the Issuer, and as such, the Reporting Persons have reported their holdings of the Shares on Schedule 13G. However, as described below, the Reporting Persons have recently engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding the Reporting Persons' investment in the Issuer and opportunities to enhance stockholder value, including by winding down and liquidating the Issuer and distributing its remaining cash to shareholders.

Consistent with the foregoing, on April 15, 2025, the Reporting Persons sent a letter to the Board expressing their belief that, due to the fact that the Issuer's share price is currently significantly below its cash per share, it is in the best interests of the shareholders of the Issuer to begin to wind down operations and return remaining cash to shareholders. A copy of the letter is attached hereto as Exhibit 2.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, its business and its prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,262,026 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock (based upon 44,388,550 shares of Common Stock issued and outstanding as of February 10, 2025, as set forth on the front cover of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on February 11, 2015). All of the shares of Common Stock beneficially owned by the Reporting Persons are held directly by Master Fund. Soleus Special Fund no longer holds any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: All of the shares reported in this Schedule 13D are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these securities held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Issuer's Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of Master Fund, the general partner and/or limited partners, as applicable, of Master Fund may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Master Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated April 15, 2025, among the Reporting Persons.

2. Letter dated April 15, 2025 from Soleus Capital Management, L.P. to the Board of Directors of the Issuer.

## Signatures
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital, LLC/Its General Partner (04/15/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital Group, LLC/Its Managing Member (04/15/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (04/15/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Soleus Capital Group, LLC/Its Managing Member (04/15/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/15/2025)
- SOLEUS CAPITAL GROUP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/15/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Soleus GP, LLC/Its General Partner (04/15/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (04/15/2025)
- SOLEUS GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (04/15/2025)
- GUY LEVY: /s/ Guy Levy, Guy Levy (04/15/2025)